Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31					Six months ended June 30
	2009(1)	2010(2)	2011(2)	2012(2)	2013(2)	2013(2)	2014(2)

Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees	317,257	551,541	779,165	764,486	(442,342)	204,179	(48,479)

Add: Fixed charges	35,197	30,051	40,159	40,433	52,614	23,822	31,664
Amortization of capitalized interest	—	—	193	1,414	2,086	1,043	1,263
Gain (loss) from equity investees	31,073	49,264	39,019	50,642	(3,905)	(1,901)	1,424
(Loss) attributable to non-controlling interests	—	—	—	—	(28,104)	—	—
Less: Capitalized interest	(19,413)	(4,067)	(19,711)	(30,328)	(48,531)	(21,468)	(18,505)
Total earnings (loss) available for fixed charges	364,114	626,789	838,825	826,648	(468,183)	205,675	(32,632)
Fixed Charges:
Interest expense, including amortization of deferred financing costs	15,784	25,984	20,448	10,105	4,083	2,354	13,159
Capitalized interest	19,413	4,067	19,711	30,328	48,531	21,468	18,505
Total Fixed Charges	35,197	30,051	40,159	40,433	52,614	23,822	31,664

Ratio of earnings to fixed charges	10.35	20.86	20.89	20.44	— (3)	8.63	— (3)

(1)             Information presented for the year 2009 has been derived from the financial statements of Yamana prepared in accordance with Canadian GAAP, applicable as at that period ended.

(2)             Information presented for the years 2010 to 2014 has been derived from the financial statements of Yamana prepared in accordance with IFRS.

(3)             Due to our loss for the year ended December 31, 2013 and 6 months ended June 30, 2014, the ratio was negative for these periods.  In order to achieve a ratio of 1:1 as at December 31, 2013 or at June 30, 2014, Yamana would need additional earnings of $520.8 million or $64.3 million, respectively.